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OMMISSION
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AB 3/31/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 65329

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rivington Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__700 17th Street, Suite 950__
(No. and Street)

__Denver__   __Colorado__   __80202__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__J Silva__   __(303) 225-0900__
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
JUN 12 2006
THOMSON
~~FINANCIAL~~

__Hein & Associates LLP__
(Name – if individual, state last, first, middle name)

__717 17th Street, Suite 1600__ __Denver__ __Colorado__ ~~80202~~
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Scott A. Logan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Rivington Securities, LLC__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ / _____
                                            Signature

__Scott Logan Designated Principal__
                    Title

__Heather V. Bushey__
        Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **Note 3**
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **Note 3**
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2005 and 2004
and Independent Auditor's Report on Internal Control

INDEX TO FINANCIAL STATEMENTS


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Managing Members
Rivington Securities, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivington Securities, LLC, as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital pursuant to Rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4) of Rivington Securities, LLC as of December 31, 2005 and 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Denver, Colorado
March 7, 2006

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF FINANCIAL CONDITION

		DECEMBER 31,		
		2005		2004
ASSETS				
CASH AND CASH EQUIVALENTS	$	500,385	$	14,740
PREPAID EXPENSES AND OTHER ASSETS		7,560		7,774
TOTAL ASSETS	$	507,945	$	22,514
LIABILITIES AND MEMBER'S EQUITY				
ACCRUED EXPENSES	$	156	$	983
MEMBER'S EQUITY		507,789		21,531
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	507,945	$	22,514

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31,	
	2005	2004
REVENUES:		
Investment banking fees	$ 1,540,000	$ —
Total revenue	1,540,000	—
EXPENSES:		
Services fee	153,204	—
Professional fees	9,261	44,041
Rent	2,556	2,556
Travel, meals and entertainment	1,380	1,380
Insurance	4,010	3,860
Payroll expenses	22,128	22,128
Other general and administrative expenses	14,198	15,846
Total expenses	206,737	89,811
NET INCOME (LOSS)	$ 1,333,263	$ (89,811)

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BALANCE, January 1, 2004	$ 17,042
Contributions from Parent	94,300
Net loss	(89,811)
BALANCE, December 31, 2004	21,531
Contributions from Parent	207,695
Distributions to Parent	(1,054,700)
Net income	1,333,263
BALANCE, December 31, 2005	$ 507,789

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 1,333,263	$ (89,811)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Services fee charged by Parent	153,204	–
Allocation of overhead expenses from Parent	39,300	39,300
Changes in operating assets:		
(Increase) decrease in prepaid expenses and other assets	215	(7,265)
Decrease in accrued expenses	(827)	(583)
Net cash provided by (used in) operating activities	1,525,155	(58,359)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributions from Parent	15,190	55,000
Cash distributions to Parent	(1,054,700)	–
Net cash provided by (used in) financing activities	(1,039,510)	55,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	485,645	(3,359)
CASH AND CASH EQUIVALENTS, beginning of year	14,740	18,099
CASH AND CASH EQUIVALENTS, end of year	$ 500,385	$ 14,740

See accompanying notes to these financial statements.

1.   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Colorado limited liability company that is wholly owned by Rivington Capital Advisors, LLC ("Parent").

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies. In no event does the Company intend to obtain and maintain custody or possession of customer funds or securities.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Income Taxes – Securities is a limited liability corporation. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses and credits of the Company are reported on the individual income tax returns of the Members.

Use of Estimates – The financial statements are prepared in conformity with generally accepted accounting principles and industry practices which require management to make estimates and assumptions that affect certain amounts in the financial statements and accompanying notes. Upon realization of certain assets and settlement of certain liabilities, actual results could differ from the estimated amounts.

Investment Banking Fees – Investment banking revenues include fees arising from securities offerings in which the Company acts as a financial advisor and are recorded on the closing date of a transaction.

Reclassifications – Certain reclassifications have been made to the prior year's amounts to conform to the classifications used in the current year.

2.   **RELATED PARTY TRANSACTIONS**:

On April 23, 2002, the Company and the Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, the Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. In 2003, the Management Agreement was amended to include a more definitive provision for compensation to the Parent for the services provided. Accordingly, compensation to the Parent is comprised of three categories as follows:

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The incremental allocation services fee is a fixed amount that is charged by the Parent on a monthly basis. For the years ended 2005 and 2004, the Company recorded total incremental allocation services fees of $39,300 per year, respectively, to the income statement as follows:

	For the Years Ended December 31,	
	2005	2004
Professional fees	$ 4,152	$ 4,152
Rent	2,556	2,556
Travel, meals and entertainment	1,380	1,380
Insurance	3,480	3,480
Payroll expenses	22,128	22,128
Other general and administrative expenses	5,604	5,604
Total	$ 39,300	$ 39,300

Proportional Allocation Service Fee – Additional fee charged by Parent for services provided to Securities. The proportional allocation service fee is a calculated amount charged monthly and is equal to 10% of the monthly adjusted net operating income of Securities, as defined by the Management Agreement. For the year ended 2005, Securities recorded $153,204 as services fee to the income statement for the proportional allocation service fee charged by the Parent. No fees were charged for the year ended 2004.

Overhead Expenses – Additional cost for other overhead expenses as determined by the board of directors of Parent. No overhead expenses were charged for the years ended 2005 and 2004.

Accordingly, corresponding credits were recorded to contributions from Parent for 2005 and 2004 for all charges incurred under the Management Agreement.

The Parent also contributed $15,190 and $55,000 in cash to the Company for the years ended December 31, 2005 and 2004.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS

3. <u>**REGULATORY CAPITAL REQUIREMENTS**</u>:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2005 and 2004, the Company's net capital, as defined, was $500,229 and $13,757, respectively, and its net capital in excess of the minimum requirement was $495,229 and $8,757, respectively. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2005 and 2004, does not differ materially from the schedule in the Supplemental Material.

SCHEDULE I
RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:

Total member's equity from statement of financial condition	$	507,789
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(7,560)
Net capital	$	500,229

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required – 6.67% of $156 pursuant to Rule 15c3-1	$	10
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	495,229

COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:

Accrued expenses	$	156
Percentage of aggregate indebtedness to net capital		–

STATEMENT PURSUANT TO RULE 17A-5(D)(4):

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:

Total member's equity from statement of financial condition	$	21,531
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(7,774)
Net capital	$	13,757

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required – 6.67% of $983 pursuant to Rule 15c3-1	$	66
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	8,757

COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:

Accrued expenses	$	983
Percentage of aggregate indebtedness to net capital		7.1%

STATEMENT PURSUANT TO RULE 17A-5(D)(4):
A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Rivington Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Rivington Securities, LLC (the "Company") for the years ended December 31, 2005 and 2004, on which we have issued our report dated March 7, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements in making quarterly securities examinations, counts, verifications and comparisons as required by Rule 17a-13, because the Company did not hold any securities at December 31, 2005 and 2004, or during the years then ended. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein & Associates LLP

Denver, Colorado
March 7, 2006